Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission, Philippine Stock Exchange and Philippine dealing & Exchange Corporation regarding a discloseable event/information.

December 16, 2022

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Alexandra D. Tom Wong

OIC - Disclosure Department

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention:  Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

Further to our submissions of PSE Disclosure Form 4-30 (with Reference Number 0044549-2022) and PSE Disclosure Form 4-31 (with Reference Number 0044550-2022) dated December 16, 2022, kindly disregard pages 3 and 4 of the press release which were included due to inadvertence. For the avoidance of doubt, attached is the press release consisting of two (2) pages with pages 3 and 4 removed.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,434 As of November 30, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1	December 16, 2022
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, MakatiCity	1200
	Address of principal office	Postal Code

8.	(632) 82500254
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT Inc.

TEL

PSE Disclosure Form 4-30 - Material Information/Transactions References: SRC Rule 17 (SEC Form 17-C) and Sections 4.1 and 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
ELEVATED CAPEX SPEND
Background/Description of the Disclosure

OVER THE PAST FOUR YEARS (2019-2022), PLDT INC AND ITS SUBSIDIARY, SMART COMMUNICATIONS INC, EMBARKED ON A MASSIVE NETWORK TRANSFORMATION PROGRAM AND LAUNCHED LARGE MULTI-YEAR CAPEX PROJECTS—WHICH INCLUDED LTE AND 5G ROLLOUT, FTTH ROLLOUT, TRANSPORT NETWORK TRANSFORMATION, FIBER REBUILD AND FIBER TO THE BTS, SUBMARINE CABLE EXPANSION, CORE NETWORK TRANSFORMATION AND TOWERS UPGRADE, AMONGST OTHERS. THESE MULTI-YEAR INVESTMENTS WERE DESIGNED TO REGAIN AND SUSTAIN NETWORK AND TECHNOLOGY LEADERSHIP AS WELL AS PROVIDE THE BEST CUSTOMER EXPERIENCE.

WE HAVE SUCCESSFULLY ATTAINED THESE GOALS AS SHOWN BY:

(1) SMART’S NETWORK SUPERIORITY OVER THE LAST FOUR YEARS AS VALIDATED BY GLOBAL BENCHMARKING FIRMS, OOKLA AND OPENSIGNAL

(2) OUR FIBER FOOTPRINT OF OVER 1,000,000 KILOMETERS (INCLUDING INTERNATIONAL FIBER CABLE SYSTEMS) AND 16.78 MILLION HOMES PASSED (AS OF 3Q2022) IS THE WIDEST AND MOST EXTENSIVE

(3) SMART HAS RECOVERED 4% REVENUE MARKET SHARE—FROM 44% IN 2019 TO 48% AT THE START OF 2022

(4) HOME BROADBAND REVENUES HAVE RISEN FROM PHP 26.6 BILLION IN 2018 TO AN ESTIMATED PHP47.78

(5) FOR THE FIRST 9 MONTHS OF 2022, TOTAL TELCO INDUSTRY REVENUES GREW BY PHP 17.4 BILLION, OF WHICH 46% WERE GAINED BY PLDT. AND IN RECENT YEARS, PLDT HAS GAINED A SIGNIFICANT SHARE OF GROWTH IN TOTAL INDUSTRY REVENUE DESPITE THE ENTRY OF NEW PLAYERS.

(6) IN THE FACE OF THE PANDEMIC, AND ESPECIALLY AT ITS HEIGHT, PLDT AND SMART CONTINUED ITS CAPEX SPEND, RESULTING IN ENHANCED CONNECTIVITY FOR OUR PEOPLE, AND BETTER CUSTOMER EXPERIENCE

WHILE THESE SUBSTANTIAL CAPEX INVESTMENTS WERE KEY TO MEETING PLDT’S GOALS, THEY CAME AT A PRICE—CAPEX INVESTMENTS FOR THESE FOUR YEARS AGGREGATED PHP 379 BILLION, INCLUDING AN ESTIMATED BUDGET OVERRUN OF NO MORE THAN PHP 48 BILLION. WE MUST STRESS THAT THE MAXIMUM PHP 48 BILLION CAPEX BUDGET OVERRUN REPRESENTS ABOUT 12.7% OF TOTAL CAPEX SPEND OVER THE PERIOD. THIS BEST ESTIMATE IS SUBJECT TO: (A) ONGOING INTERNAL FORENSICS MANDATED BY THE BOARD AND ITS AUDIT COMMITTEE AND (B) DISCUSSIONS WITH PRINCIPAL VENDORS WITH A VIEW TO RECONCILIATION OF ACCOUNTS AND REDUCTION OF SUCH BUDGET OVERRUNS.

THE INVESTIGATION HAS, SO FAR, NOT UNCOVERED ANY FRAUDULENT TRANSACTIONS, PROCUREMENT ANOMALIES, OR LOSS OF ASSETS ARISING FROM THE CAPEX SPEND.

OUR VENDORS CONTINUE TO BE COMMITTED TO THEIR PARTNERSHIP WITH PLDT AND HAVE EXPRESSED FLEXIBILITY TO WORK WITH OUR COMMERCIAL REQUESTS INVOLVING REDUCTION OF OUTSTANDING WORK.

INSOFAR AS THE BUSINESS IS CONCERNED, WE EMPHASIZE THAT ALL THREE MAJOR REVENUE STREAMS OF PLDT—WIRELESS, HOME, AND ENTERPRISE—REMAIN HEALTHY AND ROBUST, WITH HOME AND ENTERPRISE MAINTAINING THEIR RESPECTIVE MARKET LEADERSHIP. THESE 3 BUSINESS UNITS ARE UNAFFECTED BY THE CAPEX OVERRUN REFERRED TO ABOVE. EBITDA FOR THE FULL YEAR 2022 IS WITHIN GUIDANCE LEVELS OF PHP 100.0 BILLION, AS IS CORE INCOME AT BETWEEN PHP 32.0 - 33.0 BILLION.

THE FIRST PHASE OF TOWERS SALE OF PHP 77.0 BILLION EARLIER THIS YEAR HAS PROVIDED SIGNIFICANT EXCEPTIONAL GAINS FOR PLDT. A FURTHER SALE OF TOWERS ARE CONTEMPLATED NEXT YEAR AT SIMILAR PRICING AS THE FIRST SALE, AND WILL CONTRIBUTE ADDITIONAL EXCEPTIONAL GAINS TO PLDT’S CORE INCOME IN 2023, THESE GAINS WILL ALSO REDUCE THE INCREMENTAL DEPRECIATION EXPENSES IN PLDT’S FINANCIAL ACCOUNTS ARISING FROM THE CAPEX OVERRUN.

CAPEX FOR 2023 WILL CONTINUE TO BE ELEVATED AS THE CAPEX OVERRUNS ENTER THE FINANCIAL STATEMENTS THIS YEAR AND NEXT, CUSHIONED HOWEVER BY SIGNIFICANT GAINS ON TOWER SALES. CAPEX LEVELS ARE EXPECTED TO BE LOWER 2024 ONWARDS.

PLDT IS UNDERTAKING A MANAGEMENT REORGANIZATION PROCESS AND HAS INITIATED IMPROVEMENTS ON ITS PROCESSES AND SYSTEMS TO ADDRESS WEAKNESSES THAT ALLOWED SUCH BUDGET OVERRUNS TO OCCUR. A SEPARATE ANNOUNCEMENT WILL BE MADE ONCE THE REORGANIZATION IS IMPLEMENTED.

Other Relevant Information
Please refer to the attached press release.

PLDT Inc.

TEL

PSE Disclosure Form 4-31 – Press Release References: SRC Rule 17 (SEC Form 17-C) and Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
ELEVATED CAPEX SPEND
Background/Description of the Disclosure

OVER THE PAST FOUR YEARS (2019-2022), PLDT INC AND ITS SUBSIDIARY, SMART COMMUNICATIONS INC, EMBARKED ON A MASSIVE NETWORK TRANSFORMATION PROGRAM AND LAUNCHED LARGE MULTI-YEAR CAPEX PROJECTS—WHICH INCLUDED LTE AND 5G ROLLOUT, FTTH ROLLOUT, TRANSPORT NETWORK TRANSFORMATION, FIBER REBUILD AND FIBER TO THE BTS, SUBMARINE CABLE EXPANSION, CORE NETWORK TRANSFORMATION AND TOWERS UPGRADE, AMONGST OTHERS. THESE MULTI-YEAR INVESTMENTS WERE DESIGNED TO REGAIN AND SUSTAIN NETWORK AND TECHNOLOGY LEADERSHIP AS WELL AS PROVIDE THE BEST CUSTOMER EXPERIENCE.

WE HAVE SUCCESSFULLY ATTAINED THESE GOALS AS SHOWN BY:

(1) SMART’S NETWORK SUPERIORITY OVER THE LAST FOUR YEARS AS VALIDATED BY GLOBAL BENCHMARKING FIRMS, OOKLA AND OPENSIGNAL

(2) OUR FIBER FOOTPRINT OF OVER 1,000,000 KILOMETERS (INCLUDING INTERNATIONAL FIBER CABLE SYSTEMS) AND 16.78 MILLION HOMES PASSED (AS OF 3Q2022) IS THE WIDEST AND MOST EXTENSIVE

(3) SMART HAS RECOVERED 4% REVENUE MARKET SHARE—FROM 44% IN 2019 TO 48% AT THE START OF 2022

(4)HOME BROADBAND REVENUES HAVE RISEN FROM PHP 26.6 BILLION IN 2018 TO AN ESTIMATED PHP47.78

(5) FOR THE FIRST 9 MONTHS OF 2022, TOTAL TELCO INDUSTRY REVENUES GREW BY PHP 17.4 BILLION, OF WHICH 46% WERE GAINED BY PLDT. AND IN RECENT YEARS, PLDT HAS GAINED A SIGNIFICANT SHARE OF GROWTH IN TOTAL INDUSTRY REVENUE DESPITE THE ENTRY OF NEW PLAYERS.

(6) IN THE FACE OF THE PANDEMIC, AND ESPECIALLY AT ITS HEIGHT, PLDT AND SMART CONTINUED ITS CAPEX SPEND, RESULTING IN ENHANCED CONNECTIVITY FOR OUR PEOPLE, AND BETTER CUSTOMER EXPERIENCE

WHILE THESE SUBSTANTIAL CAPEX INVESTMENTS WERE KEY TO MEETING PLDT’S GOALS, THEY CAME AT A PRICE—CAPEX INVESTMENTS FOR THESE FOUR YEARS AGGREGATED PHP 379 BILLION, INCLUDING AN ESTIMATED BUDGET OVERRUN OF NO MORE THAN PHP 48 BILLION. WE MUST STRESS THAT THE MAXIMUM PHP 48 BILLION CAPEX BUDGET OVERRUN REPRESENTS ABOUT 12.7% OF TOTAL CAPEX SPEND OVER THE PERIOD. THIS BEST ESTIMATE IS SUBJECT TO: (A) ONGOING INTERNAL FORENSICS MANDATED BY THE BOARD AND ITS AUDIT COMMITTEE AND (B) DISCUSSIONS WITH PRINCIPAL VENDORS WITH A VIEW TO RECONCILIATION OF ACCOUNTS AND REDUCTION OF SUCH BUDGET OVERRUNS.

THE INVESTIGATION HAS, SO FAR, NOT UNCOVERED ANY FRAUDULENT TRANSACTIONS, PROCUREMENT ANOMALIES, OR LOSS OF ASSETS ARISING FROM THE CAPEX SPEND.

OUR VENDORS CONTINUE TO BE COMMITTED TO THEIR PARTNERSHIP WITH PLDT AND HAVE EXPRESSED FLEXIBILITY TO WORK WITH OUR COMMERCIAL REQUESTS INVOLVING REDUCTION OF OUTSTANDING WORK.

INSOFAR AS THE BUSINESS IS CONCERNED, WE EMPHASIZE THAT ALL THREE MAJOR REVENUE STREAMS OF PLDT—WIRELESS, HOME, AND ENTERPRISE—REMAIN HEALTHY AND ROBUST, WITH HOME AND ENTERPRISE MAINTAINING THEIR RESPECTIVE MARKET LEADERSHIP. THESE 3 BUSINESS UNITS ARE UNAFFECTED BY THE CAPEX OVERRUN REFERRED TO ABOVE. EBITDA FOR THE FULL YEAR 2022 IS WITHIN GUIDANCE LEVELS OF PHP 100.0 BILLION, AS IS CORE INCOME AT BETWEEN PHP 32.0 - 33.0 BILLION.

THE FIRST PHASE OF TOWERS SALE OF PHP 77.0 BILLION EARLIER THIS YEAR HAS PROVIDED SIGNIFICANT EXCEPTIONAL GAINS FOR PLDT. A FURTHER SALE OF TOWERS ARE CONTEMPLATED NEXT YEAR AT SIMILAR PRICING AS THE FIRST SALE, AND WILL CONTRIBUTE ADDITIONAL EXCEPTIONAL GAINS TO PLDT’S CORE INCOME IN 2023, THESE GAINS WILL ALSO REDUCE THE INCREMENTAL DEPRECIATION EXPENSES IN PLDT’S FINANCIAL ACCOUNTS ARISING FROM THE CAPEX OVERRUN.

CAPEX FOR 2023 WILL CONTINUE TO BE ELEVATED AS THE CAPEX OVERRUNS ENTER THE FINANCIAL STATEMENTS THIS YEAR AND NEXT, CUSHIONED HOWEVER BY SIGNIFICANT GAINS ON TOWER SALES. CAPEX LEVELS ARE EXPECTED TO BE LOWER 2024 ONWARDS.

PLDT IS UNDERTAKING A MANAGEMENT REORGANIZATION PROCESS AND HAS INITIATED IMPROVEMENTS ON ITS PROCESSES AND SYSTEMS TO ADDRESS WEAKNESSES THAT ALLOWED SUCH BUDGET OVERRUNS TO OCCUR. A SEPARATE ANNOUNCEMENT WILL BE MADE ONCE THE REORGANIZATION IS IMPLEMENTED.

Other Relevant Information
Please refer to the attached press release.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,434 As of November 30, 2022	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	December 16, 2022

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6.____________ (SEC Use Only)

Province, country or other jurisdictionIndustry Classification Code of Incorporation

7.Ramon Cojuangco Building, Makati Avenue, Makati City1200

     Address of principal officePostal Code

8.(632) 82500254

Issuer's telephone number, including area code

9.Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11.  Item 9 (Other events)

Attached hereto is a Press Release in relation to a disclosable event/information.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

December 16, 2022

ELEVATED CAPEX SPEND

OVER THE PAST FOUR YEARS (2019-2022), PLDT INC AND ITS SUBSIDIARY, SMART COMMUNICATIONS INC, EMBARKED ON A MASSIVE NETWORK TRANSFORMATION PROGRAM AND LAUNCHED LARGE MULTI-YEAR CAPEX PROJECTS—WHICH INCLUDED LTE AND 5G ROLLOUT, FTTH ROLLOUT, TRANSPORT NETWORK TRANSFORMATION, FIBER REBUILD AND FIBER TO THE BTS, SUBMARINE CABLE EXPANSION, CORE NETWORK TRANSFORMATION AND TOWERS UPGRADE, AMONGST OTHERS. THESE MULTI-YEAR INVESTMENTS WERE DESIGNED TO REGAIN AND SUSTAIN NETWORK AND TECHNOLOGY LEADERSHIP AS WELL AS PROVIDE THE BEST CUSTOMER EXPERIENCE.

WE HAVE SUCCESSFULLY ATTAINED THESE GOALS AS SHOWN BY:

(1) SMART’S  NETWORK  SUPERIORITY  OVER  THE  LAST  FOUR  YEARS  AS

VALIDATED BY GLOBAL BENCHMARKING FIRMS, OOKLA AND OPENSIGNAL

(2) OUR FIBER FOOTPRINT OF OVER 1,000,000 KILOMETERS (INCLUDING INTERNATIONAL FIBER CABLE SYSTEMS) AND 16.78 MILLION HOMES PASSED (AS OF 3Q2022) IS THE WIDEST AND MOST EXTENSIVE

(3) SMART HAS RECOVERED 4% REVENUE MARKET SHARE—FROM 44% IN 2019 TO 48% AT THE START OF 2022

(4) HOME BROADBAND REVENUES HAVE RISEN FROM PHP 26.6 BILLION IN 2018 TO AN ESTIMATED PHP47.78

(5) FOR THE FIRST 9 MONTHS OF 2022, TOTAL TELCO INDUSTRY REVENUES GREW BY PHP 17.4 BILLION, OF WHICH 46% WERE GAINED BY PLDT. AND IN RECENT YEARS, PLDT HAS GAINED A SIGNIFICANT SHARE OF GROWTH IN TOTAL INDUSTRY REVENUE DESPITE THE ENTRY OF NEW PLAYERS.

(6) IN THE FACE OF THE PANDEMIC, AND ESPECIALLY AT ITS HEIGHT, PLDT AND SMART CONTINUED ITS CAPEX SPEND, RESULTING IN ENHANCED CONNECTIVITY FOR OUR PEOPLE, AND BETTER CUSTOMER EXPERIENCE

WHILE THESE SUBSTANTIAL CAPEX INVESTMENTS WERE KEY TO MEETING PLDT’S GOALS, THEY CAME AT A PRICE—CAPEX INVESTMENTS FOR THESE FOUR YEARS AGGREGATED PHP 379 BILLION, INCLUDING AN ESTIMATED BUDGET OVERRUN OF NO MORE THAN PHP 48 BILLION. WE MUST STRESS THAT THE MAXIMUM PHP 48 BILLION CAPEX BUDGET OVERRUN REPRESENTS ABOUT 12.7% OF TOTAL CAPEX SPEND OVER THE PERIOD. THIS BEST ESTIMATE IS SUBJECT TO: (A) ONGOING INTERNAL FORENSICS MANDATED BY THE BOARD AND ITS AUDIT COMMITTEE AND (B) DISCUSSIONS WITH PRINCIPAL VENDORS WITH A VIEW TO RECONCILIATION OF ACCOUNTS AND REDUCTION OF SUCH BUDGET OVERRUNS.

THE INVESTIGATION HAS, SO FAR, NOT UNCOVERED ANY FRAUDULENT TRANSACTIONS, PROCUREMENT ANOMALIES, OR LOSS OF ASSETS ARISING FROM THE CAPEX SPEND.

OUR VENDORS CONTINUE TO BE COMMITTED TO THEIR PARTNERSHIP WITH PLDT AND HAVE EXPRESSED FLEXIBILITY TO WORK WITH OUR COMMERCIAL REQUESTS INVOLVING REDUCTION OF OUTSTANDING WORK.

INSOFAR AS THE BUSINESS IS CONCERNED, WE EMPHASIZE THAT ALL THREE MAJOR REVENUE STREAMS OF PLDT—WIRELESS, HOME, AND ENTERPRISE— REMAIN HEALTHY AND ROBUST, WITH HOME AND ENTERPRISE MAINTAINING THEIR RESPECTIVE MARKET LEADERSHIP. THESE 3 BUSINESS UNITS ARE UNAFFECTED BY THE CAPEX OVERRUN REFERRED TO ABOVE. EBITDA FOR THE FULL YEAR 2022 IS WITHIN GUIDANCE LEVELS OF PHP 100.0 BILLION, AS IS CORE INCOME AT BETWEEN PHP 32.0 - 33.0 BILLION.

THE FIRST PHASE OF TOWERS SALE OF PHP 77.0 BILLION EARLIER THIS YEAR HAS PROVIDED SIGNIFICANT EXCEPTIONAL GAINS FOR PLDT. A FURTHER SALE OF TOWERS ARE CONTEMPLATED NEXT YEAR AT SIMILAR PRICING AS THE FIRST SALE, AND WILL CONTRIBUTE ADDITIONAL EXCEPTIONAL GAINS TO PLDT’S CORE INCOME IN 2023, THESE GAINS WILL ALSO REDUCE THE INCREMENTAL DEPRECIATION EXPENSES IN PLDT’S FINANCIAL ACCOUNTS ARISING FROM THE CAPEX OVERRUN.

CAPEX FOR 2023 WILL CONTINUE TO BE ELEVATED AS THE CAPEX OVERRUNS ENTER THE FINANCIAL STATEMENTS THIS YEAR AND NEXT, CUSHIONED HOWEVER BY SIGNIFICANT GAINS ON TOWER SALES. CAPEX LEVELS ARE EXPECTED TO BE LOWER 2024 ONWARDS.

PLDT IS UNDERTAKING A MANAGEMENT REORGANIZATION PROCESS AND HAS INITIATED IMPROVEMENTS ON ITS PROCESSES AND SYSTEMS TO ADDRESS WEAKNESSES THAT ALLOWED SUCH BUDGET OVERRUNS TO OCCUR. A SEPARATE ANNOUNCEMENT WILL BE MADE ONCE THE REORGANIZATION IS IMPLEMENTED.

-------------------------------0-------------------------------

For further information, please contact:

Melissa V. Vergel de DiosCathy Y. Yang

                   pldt_ir_center@pldt.com.ph                           cyyang@pldt.com.ph

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Marilyn A. Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date:  December 16, 2022